UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                           Under Section 12(b) or (g)
                     of the Securities Exchange Act of 1934

                              SALEOUTLET.COM, INC.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its Charter)


                 Nevada                                    88-0399260
     -------------------------------                ----------------------
     (State or Other Jurisdiction of                   (I.R.S. Employer
      Incorporation or Organization)                Identification Number)


         132 West 21st Street
            New York, NY                                     10011
         ---------------------                             ----------
         (Address of Principal                             (Zip Code)
           Executive Offices)


                           Issuer's Telephone Number:
                                 (212) 691-0288


       Securities to be registered pursuant to Section 12(b) of the Act:
                                      None


       Securities to be registered pursuant to Section 12(g) of the Act:


                     Common Stock, par value $.001 per share
                     ---------------------------------------
                                (Title of Class)

PART 1

ITEM 1. DESCRIPTION OF BUSINESS

(a)  Business Development

     SaleOutlet.Com, Inc. ("SaleOutlet" or the "Company"), was incorporated in Nevada on September 1, 1995. The Company was formed specifically to seek viable businesses or enterprises to acquire but had not located such a candidate. From inception until March 1, 1999, the Company had no operations and conducted no business.

     In March, 1999, then current management of the Company successfully negotiated with a small group of individuals who had many years of marketing experience and were poised to introduce an Internet based consumer driven business. As a result, former management resigned and a new Board of Directors and management team was installed. The Company changed its name to SaleOutlet.Com and in May, 1999, the Company launched its new Internet based business.

(b)  Business of the Issuer

     (1) Principal Products and Services and their Markets

     The Company offers its clients their own "sale site" where, for a flat fee, each client can offer 20 items for sale at a time. The client maintains the sale site for a limited period of time, based on renewals and/or terms. The client is able to update prices, copy or products for a flat per-item charge, and for a yearly maintenance fee, can make unlimited changes. The site allows the Company's clients to sell off overstocks without having to sell these overstocks to a jobber at pennies on the dollar. It allows the client to set its own price for an item provided it is at a discounted price within the parameters established by the Company. The low cost of posting merchandise on the SaleOutlet website provides a client with the potential for a significant return on its investment in a relatively short period of time. It also allows for a client to maintain its public image by not selling its overstocks to a wholesaler.

     The items available for sale on the website range from jewelry to crystal to golf bags at discounts of 10% to 50% off regular retail prices and are available 24 hours a day, seven days a week. Currently, the Company offers items from 25 to 100 clients at a time on its SaleOutlet.com website. It is anticipated that this number will increase significantly over the next 12 months. A search for a particular product can be conducted by item name, category or price. The search engine searches the entire database of all clients' products and then displays the matches for the viewer. This allows a customer to shop all stores of all clients from one search engine. A description and picture of the item listed for sale are also provided. A customer need only fill one shopping basket for all items to be purchased regardless of how many stores he purchases from in one shopping trip. As a result, only one checkout is required. The Company's software calculates all taxes and shipping and handling charges and posts all totals.


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


     The Company derives its revenue from six sources: 1) a 10% commission on each item sold on the site, 2) an initial site fee of $5,000 per vendor commencing in year 2000 and a fee each time an item is changed; 3) through the Company's e-mail address database; 4) website creation; 5) catalog design and marketing; and 6) website advertising such as by banner ads. It is anticipated that the greatest source of revenue will be derived from sales commissions and advertising.

     The Company is taking advantage of the growing number of consumers who purchase merchandise via the Internet by creating a one-stop shopping type of experience while at the same time providing the benefits of an outlet mall shopping experience because of the variety of goods available at discounted prices.

     (2) Distribution Methods

     In addition to Internet sales on the Company's website, the Company is enhancing the customer's shopping experience and convenience by offering an event reminder and bargain registry. The bargain registry allows a customer to register search parameters for particular items. When the system locates a match in its database the customer is automatically e-mailed an alert with a hot link to take him directly to that item. The event reminder allows a customer to enter specific dates for which he will receive an e-mail reminder at a predetermined date prior to those dates. The customer can then use the website and the bargain registry to shop for gifts for these events.

     The Company does not maintain an inventory nor stock any merchandise. It relies upon its clients to provide the listings of the merchandise for sale and its consumer goods' contacts and its internal marketing expertise to locate the requested merchandise. The vendor is responsible for delivering the merchandise ordered directly to the customer.

     (3) Status of Publicly Announced New Products or Services

     The Company has no new publicly announced products or services.

     (4) Competitive Business Conditions

     The sale of consumer goods over the Internet has exploded in the last two years. It is anticipated that by the year 2003 consumers will purchase over $108 billion in products online according to a Forrester Research Report. In addition, 6.3 million online shoppers will be added to the current number for each of the next five years representing more than 60 million U.S. households expected to be purchasing products online. As a result, competition for the attention of these online consumers and their dollars is expected to increase dramatically. There may be companies that are initially better financed and may have greater name recognition. Management believes, however, that its years of experience in the catalog marketing business prior to joining the Company will provide the Company with the creative and marketing edge necessary to compete effectively and successfully in the market place. Management further believes that its unique selling approach of using direct e-mail to the Company's database of customers, the ability of its clients to potentially achieve a significant return on its investment in a relatively short time period and the ease of use for customers will create a positive environment for clients and customers.

     (5) Dependence on Major Customers

     The Company is not dependent on one or more major customers. The catalog industry is quite vast and management believes that there are thousands if not tens of thousands of clients and potential clients that will avail themselves of the Company's services.

     (6) Intellectual Property

     The Company regards its trade secrets and similar intellectual property as valuable to its business, and will rely on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with its employees, partners and others to protect its proprietary rights. There can be no assurance that the steps taken by the Company will be adequate to prevent misappropriation or infringement of its intellectual property. The Company expects that it may license in the future certain of its proprietary rights such as trademarks or copyrighted material, to third parties. While the Company attempts to ensure that the quality of its brand is maintained by such licensees, there can bo no assurance that such licensees will not take actions that might materially adversely affect the value of the Company's proprietary rights or reputation, which could have a material adverse effect on the Company.

     (7) Governmental Approval

     At this point in time, there is no need for government approval of the Company's principal products or services.

     (8) Governmental Approval, Regulation and Environmental Compliance

     The Company will be subject, both directly and indirectly, to various laws and regulations relating to its business, although there are few laws or regulations directly applicable to access to the Internet. However, due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet. Such laws and regulations may cover issues such as user privacy, pricing, content, copyrights, distribution, sales and other use taxes and characteristics and quality of products and services. Furthermore, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business online.

     The enactment of any additional laws or regulations may impede the growth of the Internet which could, in turn, decrease the demand for the business, or otherwise have an adverse effect on the Company. The applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, contests and sweepstakes, libel, personal


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


privacy, rights or publicity, language requirements and content restrictions, is uncertain and could expose the Company to substantial liability.

     In addition, several telecommunications carriers are seeking to have telecommunications over the Internet regulated by the Federal Communications Commission (the "FCC") in the same manner as other telecommunications services. For example, America's Carriers Telecommunications Association has filed a petition with the FCC for this purpose. In addition, because the growing popularity and use of the Internet has burdened the existing telecommunications infrastructure and many areas with high Internet use have begun to experience interruptions in phone service, local telephone carriers, such as Pacific Bell, have petitioned the FCC to regulate Internet service providers and online service providers in a manner similar to long distance telephone carriers and to impose access fees on such providers. If either of these petitions are granted, or the relief sought therein is otherwise granted, the costs of communicating on the Internet could increase substantially, potentially slowing the growth in use of the Internet.

     Any such new legislation or regulation or application or interpretation of existing laws could have an adverse effect on the Company's business, results of operations and financial condition. U.S. and foreign laws regulate certain uses of customer information and development and sale of mailing lists. The company believes that it is in material compliance with such laws, but new restrictions may arise in this area that could have an adverse affect on the Company.

     The Company anticipates that it will have no material costs associated with compliance with either federal, state or local environmental law.

     (9) Research and Development

     The Company intends to establish a small Research and Development team, composed of both core and rotating engineering and marketing personnel, who will develop and adopt new products, services, equipment, software and tools. The Company believes that the results of this work will allow the Company to enhance its services as well as its ability to provide those services effectively. During the last two years, SaleOutlet has not incurred any significant costs in connection with research and development with such costs approximating $65,000.

     (10) Employees and Facilities

     As of June 15, 1999, SaleOutlet had three (3) full-time and three (3) part-time employees. The Company also employs independent contractors and other temporary employees. None of the Company's employees is represented by a labor union, and the Company considers its employee relations to be good. The Company expects the number of employees to grow significantly over the next twelve months. Competition for qualified personnel in certain areas of the Company's industry is intense, particularly among software development and other technical staff. The Company believes that its future success will depend in part on its continued ability to attract, hire and retain qualified personnel.

     The Company's executive offices are located in, and substantially all of its operating activities are conducted from, office space located in New York City. The Company believes that additional space will be required as its business expands and believes that it will be able to obtain suitable space as needed. The Company does not own any real estate.

     (c) Reports to Security Holders

     Prior to filing this Form 10-SB, the Company has not been required to deliver annual reports. To the extent that the Company is required to deliver annual reports to security holders through its status as a reporting company, the Company shall deliver annual reports. Also, to the extent the Company is required to deliver annual reports by the rules or regulations of any exchange upon which the Company's shares are traded, the Company shall deliver annual reports. If the Company is not required to deliver annual reports, the Company will not go to the expense of producing and delivering such reports. If the Company is required to deliver annual reports, they will contain audited financial statements as required.

     Prior to the filing of this Form 10-SB, the Company has not filed reports with the Securities and Exchange commission. Once the Company becomes a reporting company, management anticipates that Forms 3, 4, 5, 10-KSB, 10-QSB, 8-K and Schedules 13D along with appropriate proxy materials will have to be filed as they come due. If the Company issues additional shares, the Company may file additional registration statements for those shares.

     The public may read and copy materials the Company files with the Securities and Exchange Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission. The Internet address of the Commission's site is (http://www.sec.gov).

     (d) Year 2000 Disclosure

     The Company does not anticipate any problem in dealing with computer entries in the year 2000 or thereafter, with any computers currently used at any of their facilities. All of the Company's computer systems are new and have been year 2000 compliant from their acquisition. The Company keeps current with all updates and revisions with all software the Company currently uses. It is anticipated that the software updates reflect required revisions to accommodate transactions in the year 2000 and thereafter. Though it is not anticipated that the Company will have a problem at the turn of the century, the Company intends to coordinate the resolution of any year 2000 problems with the vendors of the software the Company utilizes. Nonetheless, the Company recognizes the problems which may arise in connection with the Year 2000 issue.

     The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. In other words, date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations, including, among others, a temporary inability to process transactions, send invoices, or engage in similar normal business activities. The Company does not believe that it has material exposure to the Year 2000 issue with respect to its own information systems since its existing systems correctly define the year 2000. The Company intends to conduct an analysis in 1999 to determine the extent to which its major suppliers' systems (insofar as they relate to the Company's business) are subject to the Year 2000 issue. The Company is currently unable to predict the extent to which the Year 2000 issue will affect its suppliers, or the extent to which it would be vulnerable to the supplier's failure to remediate any Year 2000 issues on a timely basis. The failure of a major supplier subject to the Year 2000 to convert its systems on a timely basis or a conversion that is incompatible with the Company's systems could have an adverse effect on the Company. In addition, most of the purchases on the Company's web site are expected to be made with credit cards, and the Company's operations may be adversely affected to the extent its customers are unable to use their credit cards due to any Year 2000 issues that are not rectified by their credit card vendors.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION OR PLAN OF OPERATION

Plan of Operation

     During the 12 month period following the filing of this Form 10-SB, the Company intends to use the funds it received from the private sale of its debt and equity securities in March, 1999 and May and June, 1999, respectively, to develop its operations and most importantly, for marketing and advertising of its Internet based business. The Company has allocated approximately $600,000 specifically for marketing and advertising. The Company raised approximately $1,100,000 through the sale of its securities, the balance of which has been used for website development ($125,000), equipment ($30,000), and the balance for working capital requirements. Management anticipates that the funds received from the private placement and cash flow from revenues will be sufficient to finance the Company's working capital requirements for the next 12 months. If, however, there is a need for additional capital, such funding will likely come from the sale of the Company's debt and/or equity securities, the successful sale of which, if any, cannot be assured.

     From time to time the Company may evaluate potential acquisitions involving complementary businesses, content, products or technologies. The Company has no present agreements or understanding with respect to any such acquisition. The Company's future capital requirements will depend on many factors, including the entrance into strategic alliances, increases in advertising, marketing and promotions, growth of the Company's customer base, economic conditions and other factors including the results of future operations.


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


     The Company intends to employ approximately 12 to 15 people in the next 12 months, of which it is anticipated that two (2) will be directly related to marketing and advertising, three (3) will be directly related to the design, development and technical support of the SaleOutlet website, three (3) will be related to the support of vendor customer service, two(2) will be vendor sales representatives and three (3) will be directly related to general and administrative.

ITEM 3. DESCRIPTION OF PROPERTY

     The Company's executive offices are located in, and substantially all of its operating activities are conducted from, its office in New York City. The Company believes that it will be able to obtain suitable space as needed and has the physical ability to acquire additional office space at its current location. The Company leases its office space and does not own any real estate. The Company is not in the business of investing in real estate or real estate mortgages.


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

(a)  5% Shareholders.

     The following information sets forth certain information as of June 15, 1999 about each person who is known to the Company to be the beneficial owner of more than 5% of the Company's Common Stock:

                    Name and Address         Amount and Nature         Percent
Title of Class     of Beneficial Owner      of Beneficial Ownership    of Class
--------------     -------------------      -----------------------    --------
Common             Christopher Stys                1,470,000             16.53%
                   132 West 21st Street
                   New York, NY 10011

                   Roger Tichenor                    500,000              5.62%
                   605 Crescent Executive Ct.
                   Suite 300
                   Lake Mary, FL 32746


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


(b)  Security Ownership of Management:

                    Name and Address         Amount and Nature         Percent
Title of Class     of Beneficial Owner      of Beneficial Ownership    of Class
--------------     -------------------      -----------------------    --------
Common             Michael Aronowitz               1,560,000             17.54%
                   132 West 21st Street
                   New York, NY 10011

                   Jefferson Barr                  1,470,000             16.53%
                   132 West 21st Street
                   New York, NY 10011

                   Lawrence Brown                     10,000               *
                   27 Wolver Hollow Road
                   Old Brookville, NY 11545

----------
*    Less than 1%

(1) All percentages are calculated based upon 8,893,271 shares issued and outstanding as of the date of filing this Form 10-SB.


(c)  Changes in Control:

     There is no arrangement which may result in a change of control.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

(a)  Directors and Executive Officers

     As of June 15, 1999, the directors and executive officers of the Company, their ages, positions in the Company, the dates of their initial election or appointment as director or executive officer, and the expiration of the terms as directors are as follows:


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


                                                                  Period Served
      Name            Age            Position                     As Director*
      ----            ---            --------                     -------------
Michael Aronowitz      36        President and Director           March 1999 to
                                                                  present

Jefferson Barr         36        Vice President, Secretary        March 1999 to
                                 and Director                     present

Lawrence Brown         53        Director                         April 1999 to
                                                                  present
----------

(b)  Business Experience:

     Michael Aronowitz, age 36, has been president and a director of the Company since March, 1999. From 1991 to March, 1999, he was President of Z Michaels NY, Inc., a full service direct mail agency which he founded in 1991. Z. Michaels designs and produces catalogs for specific target markets. Z Michaels is currently winding down its operations and expects to cease all business operations on or before December 31, 1999. From 1984 to 1991, Mr. Aronowitz was employed as sales manager for Concepts in Color, a catalog design and marketing company located in New York.

     Jefferson Barr, age 36, has been vice-president, secretary and a director of the Company since March, 1999. From 1995 to March, 1999, he was vice-president of Z Michaels NY, Inc. From 1992 until 1995, Mr. Barr was president of Mod Graphics, Inc., a company which specialized in the creation, production and marketing of direct mail advertising and mail order catalogs. From 1989 to 1992, he was the creative director for Averix USA and The Cockpit Catalog, a wholesale manufacturer and retail catalog of sportswear apparel and authentic aviation clothing and accessories. Mr. Barr received his Bachelor of Fine Arts degree in illustration and communication from the Parsons School of Design.

     Lawrence Brown, age 53, has been a director of the Company since April, 1999. Since 1981, Mr. Brown has been a partner in Professional Product Research, a closely-held company, and has responsibility for new product sales to over 100 domestic and foreign catalogs. For the past 25 years, Mr. Brown has been involved in the direct mail industry with experience in catalogs, lead generation, merchandising and creative development. He has assisted in the development of catalogs in Canada and South America and managed the "Dr. Leonard" catalog from concept to its position as the largest health care catalog in the world.

----------
* The Company's directors are elected at the annual meeting of stockholders and hold office until their successors are elected and qualified. The Company's officers are appointed by the Board of Directors and serve at the pleasure of the Board and subject to employment agreements, if any, approved and ratified by the Board.

(c)  Directors of Other Reporting Companies:

     None of the Company's executive officers or directors is a director of any company that files reports with the Securities and Exchange Commission.

(d)  Employees:

     In addition to Messrs. Aronowitz and Barr, the Company employs two key individuals:

     Christopher Stys, age 36, has been the Company's part-time creative director since March, 1999. Since 1995, Mr. Stys has been secretary and treasurer of Z Michaels NY, Inc. It is anticipated that Mr. Stys will become the Company's full-time creative director by the end of the current fiscal year. From 1992 to 1995 , he was vice-president of Mod Graphics, Inc. and from 1990 to 1992, he was the art director for Averix USA. Mr. Stys received his Bachelor of Fine Arts degree from Edinboro University.

     Amy Gottenberg, age 31, has been vice-president of marketing and business development for the Company since June, 1999 From 1997 to June, 1999, she was a consultant to Meisel, Inc., a software distribution company, and Veritel Corporation, a voice recognition company, on matters relating to sales and business development. From 1996 to 1997, she was manager of electronic financial services for Donnelley Financial, a R.R. Donnelley & Sons company. From 1995 to 1996, Ms. Gottenberg was director of media products and services for Jupiter Communications. From 1994 to 1995, she was a new media and emerging technologies analyst for Simon & Schuster. From 1991 to 1994, Ms. Gottenberg was a consultant to AT&T, The Voyager Company and Futurevision Entertainment. She is a member of New York New Media and Venice Interactive Community, two online trade associations. Ms. Gottenberg received her Bachelor of Science degree in mass communications from Boston University and her Master of Professional Studies, Interactive Telecommunications Program, from New York University.

(e)  Family Relationships:

     There are no family relationships between the directors, executive officers or any other person who may be selected as a director or executive officer of the Company.


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


(f)  Involvement in Certain Legal Proceedings:

     None of the officers, directors, promoters or control persons of the Company have been involved in the past five (5) years in any of the following:

     (1) An bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

     (2) Any conviction in a criminal proceedings or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

     (3) Being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, or any Court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

     (4) Being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities laws or commodities law, and the judgment has not been reversed, suspended, or vacated.

ITEM 6. EXECUTIVE COMPENSATION

     The Company did not compensate prior management in the years ended December 31, 1998, 1997 and 1996 since it did not engage in business during those years. The Company has commenced compensating Messrs. Aronowitz and Barr since they were appointed to their respective positions in March 1999. None of the Company's executive officers earned more than $100,000 during the years ended December 31, 1998, 1997 and 1996.


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


                           Summary Compensation Table


                                                                         Long Term Compensation
                                                               -----------------------------------------
                               Annual Compensation                    Awards                Payouts
                           ---------------------------------   --------------------    -----------------
                                                     Annual    Restricted    Under-               Other
       Name and                                      Compen-     Stock       lying      LTIP     Compen-
  Principal Position       Year    Salary   Bonus    sation      Awards     Options    Payouts   sation
  ------------------       ----    ------   -----    -------   ----------   -------    -------   -------
Michael Aronowitz,         1998     None     None     None        None        None      None      None
President and Director     1997     None     None     None        None        None      None      None
                           1996     None     None     None        None        None      None      None

Jefferson Barr,            1998     None     None     None        None        None      None      None
Vice President,            1997     None     None     None        None        None      None      None
Secretary and Director     1996     None     None     None        None        None      None      None


     During the past two (2) years, the Company has not entered into a transaction with a value in excess of $60,000 with a director, officer or beneficial owner of 5% or more of the Company's Common Stock, except as disclosed in the following paragraphs:

     The Company intends to enter into five (5) years employment agreements with individuals the Company deems vital to its operations. These individuals are Michael Aronowitz, President of the Company and a director, and Jefferson Barr, vice president and secretary of the Company and a director. Pursuant to these employments agreements, Mr. Aronowitz and Mr. Barr will each be compensated for their services at the rate of $75,000 per year and receive 200,000 shares each of the Company's restricted Common Stock. This is in addition to the 1,560,000 shares and 1,470,000 shares, respectively, each received after being appointed as officers and directors of the Company in March, 1999. The Company's Board of Directors may increase the salary as it deems appropriate. The employment agreements will provide that if Messrs. Aronowitz and Barr are terminated by the Company without cause (as defined in the employment agreements), each will be entitled to receive the lesser of (i) his base salary for one year from the date of termination plus the cash value of any benefits, or (ii) the aggregate amount of his base salary plus the cash value of any benefits during the balance of the term of the agreements.


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


     The employment agreements will also provide that Messrs. Aronowitz and Barr will not, during the term of the agreements or thereafter, disclose any confidential information of the company without the prior written approval of the Company. Further, they will not during the term of the agreements and for a period of one (1) year thereafter, participate in any business or other enterprise that competes with the Company or solicit any of the Company's employees or customers or otherwise interfere with the Company's relationships and business.

     In June,1999, Lawrence Brown received 10,000 shares of Common Stock upon appointment to the Board of Directors and will receive 10,000 additional shares for each year he serves as a member of the Board of Directors. Every non-employee director shall also receive 10,000 shares for each year of service on the Board and $400 for each meeting of the Board of Directors attended.

     On March 10, 1999, the Company entered into a Consulting Agreement with Roger Tichenor to provide services to the Company. Such services include consultation with respect to business structure and corporate development, new projects and growth strategies, identifying possible mergers, acquisitions and joint ventures and strategic planning. As compensation for these services, Mr. Tichenor received 500,000 shares of Common Stock . The shares issued to Mr. Tichenor were issued in reliance on an exemption from registration contained in
Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"), and the certificate representing such shares bears a restrictive legend reflecting the limitations on future transfer of the shares.

ITEM 8. DESCRIPTION OF SECURITIES

     The Company's Articles of Incorporation authorizes the issuance of 50,000,000 shares of Common Stock, $.001 par value per share. There is no preferred stock authorized. Holders of shares of Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of shares of Common Stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of Common Stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All of the shares of Common Stock issued and outstanding are fully paid and nonassessable.


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


PART II.

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Market Information:

     The Company's Common Stock currently trades on the Over-The-Counter Bulletin Board (OTC:BB) under the trading symbol "SLET". From September, 1998, when the Company's Common Stock was listed for trading on the OTC:BB, until on or about May, 1999, there was no trading market for the Company's Common Stock. Since such time there has been a limited trading market for the Company's Common Stock

     There can be no assurance that an active public market for the Common Stock will develop or be sustained. In addition, the shares of Common Stock are subject to various governmental or regulatory body rules which affect the liquidity of the shares.

Holders:

     There were approximately 52 holders of record of the Company's Common Stock as of June 15, 1999.

Dividends:

     The Company has never paid cash dividends on its Common Stock and does not intend to do so in the foreseeable future. The Company currently intends to retain its earnings for the operation and expansion of its business. The Company's continued need to retain earnings for operations and expansion are likely to limit the Company's ability to pay dividends in the future.

ITEM 2. LEGAL PROCEEDINGS

     The Company is not a party to, and none of the Company's property is subject to any pending or threatened legal, governmental, administrative or judicial proceedings.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     There have been no disagreements with the Company's previous independent auditors. The Company has, however, changed auditors but not as a result of any disagreements.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     On March 31, 1999, the Company issued an aggregate of $155,000 principal amount Series A 12% Convertible Cumulative Promissory Notes which, in accordance with their terms, will be converted as of June 30, 1999 into an aggregate of 232,500 shares of Common Stock to the following:

     Stephen Guarino                                 112,500 Shares
     James Arch                                       75,000 Shares
     Douglas Nagel                                    45,000 Shares

These shares were issued in accordance with an exemption from registration provided by Section 4(2) of the Securities Act.

     In April, 1999, the Company issued a total of 4,480,000 shares of its Common Stock to Michael Aronowitz (1,540,000 shares), Jefferson Barr (1,470,000 shares) and Christopher Stys (1,470,000 shares) in consideration for them agreeing to become officers, directors and employees of the Company. These shares were issued in accordance with an exemption from registration provided by
Section 4(2) of the Securities Act.

     In April, 1999, the Company issued 500,000 shares of Common Stock to Roger Tichenor pursuant to the terms of a Consulting Agreement between the Company and Mr. Tichenor dated March 10, 1999. These shares were issued in accordance with an exemption from registration provided by Section 4(2) of the Securities Act.

     On or about June 7, 1999, the Company issued an aggregate of 583,271 shares of its Common Stock to the following in accordance with an exemption provided by Rule 506 of Regulation D promulgated under the Securities Act:

     Todd Havemeister                                        20,000
     Michael A. Garcia                                       16,667
     Roberto Veitia                                          15,166
     Virginia Beasely                                         5,700
     Steven and Kimberly Bronson JTWROS                      15,000
     Tentrino-Val S.A.                                        6,668
     Select Media Ltd.                                       66,650
     James Skalko                                            66,667
     Physicians Radiology Profit Sharing                      6,667
     Frederick A. Lenz                                        6,667
     Peter Berney                                            70,000
     Ronnie L. Williams, Sr.                                  6,667
     Kimberly Dowda                                          16,666

     Edwards Capital Corporation                             16,666
     Expectation Company of Central Florida                  33,334
     Stephen Guarino                                         83,334
     Matthew Carley                                          23,334
     Douglas L. Carley                                       23,334
     Steven G. Weismann                                      16,667
     Robert D. Hall                                          20,000
     Seajay Capital Corporation                              14,000
     Lee Meier                                               16,750
     Charles DeVine                                           6,667

     On or about June 7, 1999, the Company issued 150,000 shares of its Common Stock to Noble House of Boston, Inc. pursuant to the terms of an agreement between the Company and Noble House of Boston dated May 7, 1999 for Noble House to provide the Company with public relations, advertising and promotional services.

     On or about June 7, 1999, the Company issued 10,000 shares of its Common Stock to Lawrence Brown for serving on the Company's Board of Directors.

     All certificates representing all of the foregoing shares issued by the Company bear a restrictive legend restricting transferability under the Securities Act.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 78.751 of the Nevada General Corporation Law allows the Company to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the Company, by reason of the fact that such person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses including attorneys fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with the action, suit or proceeding if such person acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendre or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the Company and that, with respect to any criminal action or proceeding, such person had reasonable cause to believe that his conduct was unlawful.

     Section 78.751 of the Nevada General Corporation Law also allows the Company to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in the Company's favor by reason of the fact that such person is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses including amounts paid in settlement and attorneys fees actually and reasonably incurred by such person in connection with the defense or settlement of the action or suit if such person acted in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Company. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction determining, after exhaustion of all appeals therefrom, to be liable to the Company or for amount paid in settlement to the Company, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     Section 78.751 of the Nevada General Corporation Law also provides that to the extent that a director, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in paragraphs above, or in defense of any claim, issue or matter therein, the Company shall indemnify him against expenses, including attorneys fees, actually and reasonably incurred by such person in connection with the defense.

     The Company's Articles of Incorporation provide that no director or officer of the Company shall be personally liable to the Company or any of its stockholders for damages for breach of fiduciary duty as a director or officer involving any act or omission of any such director or officer; provided, however, that the liability of a director or officer shall not be eliminated or limited for acts or omissions which involve intentional misconduct, fraud or knowing violation of law, or the payment of dividends in violation of Section
78.300 of the Nevada Revised Statutes. The Articles of Incorporation further provide that any repeal or modification of the applicable Article shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the Company for any acts or omissions prior to such repeal or modification.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

PART F/S

Financial Statements

                             BARRY L. FRIEDMAN, P.C.
                           Certified Public Accountant


1582 TULITA DRIVE                                        OFFICE  (702) 361-8414
LAS VEGAS, NEVADA 89123                                  FAX NO. (702) 896-0278

                          INDEPENDENT AUDITORS' REPORT

Board of Directors                                                June 28, 1998
Austin Underground, Inc.
Las Vegas, Nevada


     I have audited the accompanying Balance Sheets of Austin Underground, Inc., (A Development Stage Company), as of May 31, 1998, December 31, 1997, and December 31, 1996, and the related statements of operations, stockholders' equity and cash flows for period January 1, 1998, to May 31, 1998, and the two years ended December 31, 1997, and December 31, 1996. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Austin Underground, Inc., (A Development Stage Company), as of May 31, 1998, December 31, 1997, and December 31, 1996, and the results of its operations and cash flows for the period January 1, 1998, to May 31, 1998, and the two years ended December 31, 1997, and December 31, 1996, in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations and has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Barry L. Friedman
---------------------------
Barry L. Friedman
Certified Public Accountant

                            AUSTIN UNDERGROUND, INC.
                         (A Development Stage Company)

                                 BALANCE SHEET

                                     ASSETS

                                      May 31,     December 31,     December 31,
                                       1998           1997            1996
                                      -------     ------------     ------------

CURENT ASSETS .....................    $  0           $  0            $  0
                                       ----           ----            ----
     TOTAL CURRENT ASSETS .........    $  0           $  0            $  0
                                       ----           ----            ----

OTHER ASSETS:
   Organization Costs .............    $162           $192            $264
                                       ----           ----            ----
     TOTAL OTHER ASSETS ...........    $162           $192            $264
                                       ----           ----            ----
     TOTAL ASSETS .................    $162           $192            $264
                                       ====           ====            ====

          See accompanying notes to financial statements & audit report

                            AUSTIN UNDERGROUND, INC.
                         (A Development Stage Company)

                                 BALANCE SHEET

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                           May 31,   December 31,   December 31,
                                            1998         1997          1996
                                           -------   ------------   ------------

CURRENT LIABILITIES:
   Officers Advances (Note #6) ........... $  185       $   85         $   85
                                           ------       ------         ------
  TOTAL CURRENT LIABILITIES .............. $  185       $   85         $   85
                                           ------       ------         ------
STOCKHOLDERS' EQUITY: (Note 1)

   Common stock, par value, $.001
   authorized 50,000,000 shares
   issued and outstanding at
   December 31, 1996 - 6,000,000 shares ..                             $6,000
   December 31, 1997 - 6,000,000 shares ..              $6,000
   May 31, 1998 - 6,000,000 shares ....... $6,000

   Additional paid in Capital ............      0            0              0

   Accumulated loss ...................... -6,023       -5,893         -5,821
                                          -------       ------         ------

  TOTAL STOCKHOLDERS' EQUITY ............. $  -23       $  107         $  179
                                          -------       ------         ------

TOTAL LIABILITIES AND
  STOCKHOLDERS' EQUITY ................... $  162       $  192         $  264
                                          =======       ======         ======

          See accompanying notes to financial statements & audit report

                            AUSTIN UNDERGROUND, INC.
                         (A Development Stage Company)

                             STATEMENT OF OPERATIONS


                                                                                  Sept. 1, 1995
                                       Jan. 1 1998      Year          Year         (inception)
                                           to          Ended         Ended             to
                                         May 31,      Dec. 31,      Dec. 31,         May 31,
                                          1998          1997          1996            1998
                                       -----------    ---------     ---------     -------------
INCOME:
  Revenue .........................     $       0     $       0     $       0       $       0
                                        ---------     ---------     ---------       ---------

EXPENSES:
  General, Selling and
    Administrative ................     $     100     $       0     $      85       $   5,825
  Amortization ....................            30            72            72             198
                                        ---------     ---------     ---------       ---------

      Total Expenses ..............     $     130     $      72     $     157       $   6,023
                                        ---------     ---------     ---------       ---------

Net Profit/Loss (-) ...............     $    -130     $$    -72     $    -157       $  -6,023
                                        =========     =========     =========       =========

Net Profit/Loss (-)
  per weighted share (Note 1) .....     $     NIL     $     NIL     $     NIL       $  -.0010
                                        =========     =========     =========       =========

Weighted average number of
  common shares outstanding .......     6,000,000     6,000,000     6,000,000       6,000,000
                                        =========     =========     =========       =========

          See accompanying notes to financial statements & audit report

                            AUSTIN UNDERGROUND, INC.
                         (A Development Stage Company)

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY


                                                    Common Stock       Additional
                                                --------------------     Paid-In      Accumulated
                                                  Shares      Amount     Capital        Deficit
                                                ---------     ------   ----------     -----------
Balance, December 31, 1995 .................    6,000,000     $6,000      $ 0           $-5,664

Net loss year ended December 31, 1996 ......                                               -157
                                                ---------     ------      ---           -------

Balance, December 31, 1996 .................    6,000,000     $6,000      $ 0           $-5,821

Net loss year ended December 31, 1997 ......                                                -72
                                                ---------     ------      ---           -------

Balance, December 31, 1997 .................    6,000,000     $6,000      $ 0           $-5,893

Net loss, January 1, 1998 to May 31, 1998...                                               -130
                                                ---------     ------      ---           -------

Balance, May 31, 1998 ......................    6,000,000     $6,000      $ 0           $-6,023
                                                =========     ======      ===           =======

          See accompanying notes to financial statements & audit report

                            AUSTIN UNDERGROUND, INC.
                         (A Development Stage Company)

                             STATEMENT OF CASH FLOWS


                                                                                      Sept. 1, 1995
                                           Jan. 1 1998      Year          Year         (inception)
                                               to          Ended         Ended             to
                                             May 31,      Dec. 31,      Dec. 31,         May 31,
                                              1998          1997          1996            1998
                                           -----------    ---------     ---------     -------------
Cash Flows from Operating Activities:
  Net Loss ..............................     $-130         $-72         $-157           $-6,023
  Adjustment to reconcile net loss to
  net cash provided by operating
  activities
  Amortization ..........................       -30          +72           +72              +198

Changes in assets and liabilities:
  Organization Costs ....................                                                   -360
  Increase in current liabilities .......      +100            0           +85              +185
                                              -----         ----         -----           -------
Net cash used in operating activities ...     $   0         $  0         $   0           $-6,000

Cash Flows from investing activities ....         0            0             0                 0

Cash Flows from Financing Activities:
  Issuance of common stock for cash .....         0            0             0            +6,000
                                              -----         ----         -----           -------
Net increase (decrease) in cash .........     $   0         $  0         $   0           $     0

Cash, beginning of period ...............         0            0             0                 0
                                              -----         ----         -----           -------

Cash, end of period .....................     $   0         $  0         $   0           $     0
                                              =====         ====         =====           =======

          See accompanying notes to financial statements & audit report

                            AUSTIN UNDERGROUND, INC.
                         (A Development Stage Company)

                         NOTES TO FINANCIAL STATEMENTS
             May 31, 1998, December 31, 1997, and December 31, 1996

NOTE 1 -- HISTORY AND ORGANIZATION OF THE COMPANY

     The Company was organized August 30, 1995, under the laws of the State of Nevada, as Austin Underground, Inc. The company currently has no operations and, in accordance with SFAS #7, is considered a development stage company.

     On September 1, 1995, the company issued 6,000,000 shares of $.001 par value common stock for $6,000, in cash.

NOTE 2 -- ACCOUNTING POLICIES AND PROCEDURES

     Accounting policies and procedures have not been determined except as follows:

     1. The Company uses the accrual method of accounting.

     2. Earnings per share is computed using the weighted average number of common shares outstanding.

     3. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

     4. Organization costs of $360.00 are being amortized over a 60 month period commencing September 1, 1995, to August 31, 2000.

NOTE 3 -- GOING CONCERN

     The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through a merger with an existing operating company.

NOTE 4 -- WARRANTS AND OPTIONS

     There are no warrants or options outstanding to acquire any additional shares of common stock.

                            AUSTIN UNDERGROUND, INC.
                         (A Development Stage Company)

                     NOTES TO FINANCIAL STATEMENTS CONTINUED
             May 31, 1998, December 31, 1997, and December 31, 1996

NOTE 5 -- RELATED PARTY TRANSACTION

     The Company neither owns or leases any real or personal property. Office services are provided without charge by a director. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 6 -- OFFICERS ADVANCES

     While the Company is seeking additional capital through a merger with an existing operating company, an officer of the Company has advanced funds on behalf of the Company to pay for any costs incurred by it. These funds are interest free.

                                   [GRAPHIC]

                          INDEPENDENT AUDITOR'S REPORT

Board of Directors
SaleOutlet.com (formerly Austin Underground, Inc.)
Las Vegas, Nevada

     I have audited the accompanying balance sheets of SaleOutlet.com (a development stage company), as of December 31, 1998 and March 31, 1999 and the related statements of operations, changes in stockholders' equity and cash flows for each of the periods then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosure in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SaleOutlet.com (a development stage company) at December 31, 1998 and March 31, 1999 and the results of its operations and its cash flows for each of the periods then ended in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has had no operations and has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Kurt D. Saliger C.P.A.
--------------------------
    Kurt D. Saliger C.P.A.
    April 20, 1999


                                   [GRAPHIC]

                                 SALEOUTLET.COM
                       (FORMERLY AUSTIN UNDERGROUND, INC.)
                                 BALANCE SHEETS

                                                     March 31,     December 31,
                                                       1999           1998
                                                     ---------     ------------

                        ASSETS
CURRENT ASSETS
  Cash ............................................. $     0         $     0
                                                     -------         -------
     TOTAL CURRENT ASSETS .......................... $     0         $     0

OTHER ASSETS
  Organization Costs, net .......................... $   102         $   120
                                                     -------         -------
     TOTAL OTHER ASSETS ............................ $   102         $   120
                                                     -------         -------
        TOTAL ASSETS ............................... $   102         $   120
                                                     =======         =======

        LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
   Officers Advances ............................... $   185         $   185
                                                     -------         -------
     TOTAL CURRENT LIABILITIES ..................... $   185         $   185

LONG-TERM DEBT ..................................... $     0         $     0

STOCKHOLDERS' EQUITY
   Common Stock, $.001 par value authorized
     50,000,000 shares issued and outstanding
     at December 31, 1998 and outstanding at
     March 31, 1999 - 6,000,000 shares ............. $ 6,000         $ 6,000

   Additional Paid In Capital ...................... $     0         $     0

   Deficit Accumulaed During Development ........... $(6,083)        $(6,065)
                                                     -------         -------
     TOTAL STOCKHOLDERS' EQUITY .................... $   (83)        $   (65)
                                                     -------         -------
        TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY.. $   102         $   120
                                                     =======         =======

                See accompanying notes to financial statements.

                                 SALEOUTLET.COM
                       (FORMERLY AUSTIN UNDERGROUND, INC.)
                         (A Development State Company)
                             STATEMENT OF OPERATIONS



                                        Jan. 1,            Jan. 1,            Sept. 1, 1995
                                        1999 to            1998 to             (inception)
                                         March            December              to March
                                       31, 1999           31, 1998              31, 1999
                                       --------           --------            -------------
INCOME
      Revenue ....................    $        0         $        0            $        0
                                      ----------         ----------            ----------
      TOTAL INCOME ...............    $        0         $        0            $        0

EXPENSE
     General and
       Administrative ............    $        0         $      100            $    5,825
     Amortization                     $       18         $       72            $      258
                                      ----------         ----------            ----------
     TOTAL EXPENSES ..............    $       18         $      172            $    6,083
                                      ----------         ----------            ----------
     NET PROFIT (LOSS) ...........          ($18)             ($172)              ($6,083)
                                      ==========         ==========            ==========

     NET PROFIT (LOSS)
     PER SHARE ...................    $   0.0000         $   0.0000            $ ($0.0001)
                                      ==========         ==========            ==========

     AVERAGE NUMBER OF
     SHARES OF COMMON
     STOCK OUTSTANDING ...........     6,000,000          6,000,000             6,000,000
                                      ==========         ==========            ==========

                See accompanying notes to financial statements.

                                 SALEOUTLET.COM
                      (FORMERLY AUSTIN UNDERGROUND, INC.)
                         (A Development Stage Company)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                 March 31, 1999




                                        Common Stock                                 (Deficit)
                                   ---------------------                            Accumulated
                                   Number                     Additional              During
                                     of                        Paid In              Development
                                   Shares        Amount        Capital                 Stage
                                   ------        ------       ----------            -----------
Balance December
  31, 1995 ..................     6,000,000      $6,000          $0                   ($5,664)

Net (loss) year ended
December 31, 1996 ...........                                                           ($157)
                                  ---------      ------          --                   -------
Balance December
  31, 1996 ..................     6,000,000      $6,000          $0                   ($5,821)

Net (loss) year ended
December 31, 1997 ...........                                                            ($72)
                                  ---------      ------          --                   -------
Balance December
  31, 1997 ..................     6,000,000      $6,000          $0                   ($5,893)

Net (loss) year ended
December 31, 1998 ...........                                                           ($172)
                                  ---------      ------          --                   -------
Balance December
  31, 1998 ..................     6,000,000      $6,000          $0                   ($6,065)

Net (loss) three months
ended March 31, 1999 ........                                                            ($18)
                                  ---------      ------          --                   -------
Balance March
  31, 1999 ..................     6,000,000      $6,000          $0                   ($6,083)
                                  =========      ======          ==                   =======



                See accompanying notes to financial statements.

                                 SALEOUTLET.COM
                      (FORMERLY AUSTIN UNDERGROUND, INC.)
                         (A Development Stage Company)
                            STATEMENT OF CASH FLOWS



                                                  Jan. 1,         Jan. 1,         Sept. 1, 1995
                                                  1999 to         1998 to          (inception)
                                                   March          December         to December
                                                  31, 1999        31, 1998          31, 1998
                                                  --------        --------        -------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net (Loss) .............................         ($18)          ($172)            ($6,083)
   Adjustment to reconcile net
   (loss) to net cash provided
   by operating activities:
   Amortization ...........................           18              72                 258
   Increase in officers advances ..........          $ 0            $100                 185
   Organization costs .....................                                            ($360)
                                                    ----           -----             -------
   Net cash provided by operations ........          $ 0            $  0             ($6,000)
                                                    ----           -----             -------
CASH FLOWS FROM INVESTING ACTIVITIES.......          $ 0            $  0              $    0
CASH FLOWS FROM FINANCING ACTIVITIES
   Issue common stock .....................          $ 0            $  0              $6,000
                                                    ----           -----             -------
   Net increase in cash ...................          $ 0            $  0              $    0

   Cash, Beginning of Period ..............          $ 0            $  0              $    0
                                                    ----           -----             -------
   Cash, Ending of Period                            $ 0            $  0              $    0
                                                    ----           -----             -------


                See accompanying notes to financial statements.

                                 SALEOUTLET.COM
                      (FORMERLY AUSTIN UNDERGROUND, INC.)
                         (A Development Stage Company)
                         NOTES TO FINANCIAL STATEMENTS
                      December 31, 1998 and March 31, 1999

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

     The Company was organized in August 30, 1995 under the laws of the State of Nevada. The Company currently has no operations and, in accordance with SFAS #7, is considered a development stage company.

     On September 1, 1995 the Company issued 6,000,000 shares of $0.001 par value common stock for $6,000 in cash.

     On February 26, 1999 the name of the Company was changed to SaleOutlet.com.

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES

     The Company has not determined its accounting policies and procedures, except as follows:

          A.)  The Company uses the accrual method of accounting.

          B.) Earnings or loss per share is calculated using the number of shares of common stock outstanding as of the balance sheet date.

          C.) The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

          D.) Organization costs of $360 are being amortized over a sixty (60) month period commencing September 1, 1995, to August 31, 2000.

NOTE 3 - GOING CONCERN

     The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital to keep the Company operating.

NOTE 4 - WARRANTS AND OPTIONS

     There are no warrants or options outstanding to acquire any additional shares of common stock.

                                 SALEOUTLET.COM
                      (FORMERLY AUSTIN UNDERGROUND, INC.)
                         (A Development Stage Company)
                         NOTES TO FINANCIAL STATEMENTS
                      December 31, 1998 and March 31, 1999


NOTE 5 - RELATED PARTY TRANSACTIONS

     The Company neither owns or leases any real or personal property. Office services are provided without charge by a director. Such costs are immaterial to the financial statements and are not reflected. The officers and directors of the Company are involved in other business opportunities and may, in the future, become involved in another business opportunity. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 6 - OFFICERS ADVANCES

     While the Company is seeking additional capital through a merger with an existing operating company, an officer of the Company has advanced funds on behalf of the Company to pay for costs incurred by it. These funds are interest free.

PART III.

ITEM 1. Index to Exhibits

     The following exhibits are filed with this Form 10-SB:

Assigned Number                     Description
---------------                     -----------
    (2)                  Articles of Incorporation, as amended

    (3)(ii)              By-laws

   (16)                  Letter on change of certifying accountant

   (27)                  Financial Data Schedule

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 30, 1999.

                                            SALEOUTLET.COM, INC.


                                            By: /s/ Michael Aronowitz
                                                ---------------------
                                                Michael Aronowitz
                                                President